                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                               EMCOR GROUP, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   29084Q100
                                (CUSIP Number)

                              Mr. Andrew Wallach
                             Cumberland Associates
                          1114 Avenue of the Americas
                           New York, New York 10036
                                (212) 536-9700
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                                 July 20, 1995
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].

                                 SCHEDULE 13D

CUSIP No. 29084Q100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a[ ]
             b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.  SOLE VOTING POWER

                              None

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                  None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                      489,598
   WITH
                   10.  SHARED DISPOSITIVE POWER

                              68,576

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          558,174

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%

14.  TYPE OF REPORTING PERSON*
          PN, IA

Item 1.   Security and Issuer.
          This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, electronically filed June 15, 1995 (the "Schedule 13D"), of Cumberland Associates, a New York limited partnership, and relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of EMCOR Group, Inc. (the "Company"), which has its principal executive offices at 101 Merritt Seven Corporate Park, Norwalk, CT 06851. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 3.   Source and Amount of Funds or Other Consideration.
          Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
          As of the date hereof, Cumberland Associates held and beneficially owned 558,174 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts was $3,939,254. Of this amount, Cumberland Associates invested approximately $2,579,663 on behalf of Cumberland Partners, $833,270 on behalf of LongView Partners and $526,321 on behalf of seven of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock by Cumberland Associates was a combination of investment capital contributed by Cumberland Partners, LongView Partners and the seven other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.
          By virtue of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") each of the General Partners may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted above. None of the General Partners, however, has independently invested any of his funds for the purpose of purchasing the Common Stock.

Item 5.   Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
          As of the date hereof, Cumberland Associates beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:

          Number of Shares              Percentage*

          558,174 (1) (2)               6.7%

          Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the period commencing 60 days prior to the date of this filing.
          In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland



__________________


* Based on 8,323,633 shares of Common Stock outstanding on June 30, 1995, as indicated by Joseph W. Barnett, Vice-President of Corporate Communications and Secretary of the Company.

          (1) As to 489,598 Shares of which, there is sole power to dispose or to direct the disposition of such Shares; as to 68,576 Shares of which, there is shared power to dispose or to direct the disposition of such Shares because the seven other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days.

          (2) Cumberland Associates has no voting power with respect to any of the Shares.

Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates, however, none of the General Partners is the beneficial owner of any Common Stock.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     July 26, 1995

                         CUMBERLAND ASSOCIATES



                         By: /s/ Andrew Wallach
                             Andrew Wallach
                             General Partner

                                  APPENDIX A*


1.  TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES


  DATE OF        NO. OF UNITS        NO. OF UNITS      PRICE PER
TRANSACTION        PURCHASED             SOLD             UNIT

7/20/95           51,000                                $7.625
7/18/95           17,086                                $7.625
7/17/95           43,490                                $7.625
7/5/95             4,064                                $7.75

________________

 * Each of the transactions set forth in this Appendix was a regular way transaction.